BRENDAN J. MCKEOUGH

847/627-2111 Direct

847/627-7111 Fax

bmckeough@ussco.com

September 13, 2010

Securities and Exchange Commission

Attention: Mr. John Reynolds

Assistant Director

Division of Corporate Finance

100 F. St. NE

Washington, D.C. 20549

VIA EDGAR

Re:          United Stationers Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 25, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2010

File No. 000-10653

Dear Mr. Reynolds:

On behalf of United Stationers Inc., a Delaware corporation (the “Company”), and in connection with the Company’s previous responses to the Staff’s comment letter dated June 23, 2010, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or concerns, please contact me at (847) 627-2111.  Thank you for your time and consideration.

Sincerely,

/s/Brendan McKeough
Assistant General Counsel

cc:           Richard W. Gochnauer, Chief Executive Officer

Eric A. Blanchard, Senior Vice President, General Counsel and Secretary